UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Universal Technical Institute, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

913915104
(CUSIP Number)

Philip Brown
SCSF Equities, LLC
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:
Gerald T. Nowak
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
(312) 861-2000

April 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See tem 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 913915104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,819,810 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,819,810 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,810 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                Security and Issuer.

The class of equity security to which this statement relates is the common stock, $0.0001 par value (the “Common Stock”), of Universal Technical Institute, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at:

20410 North 19th Avenue, Suite 200

Phoenix, Arizona 85027

Item 2.                                Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities.  Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund.  Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities.  SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors and Sun Capital Securities are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

1

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.                                Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with Sun Securities Fund and Sun Offshore Fund, which are private equity funds formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.                                Purpose of Transaction.

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, will review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations.  Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise.  As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views of the Issuer’s operating strategy and financial performance.  Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.                                Interest in Securities of the Issuer.

(a)—(b)  On April 25, 2007, the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 1,596,795 shares of Common Stock, or approximately 5.7% of the Issuer’s outstanding Common Stock.  Since April 25, 2007, the Reporting Persons have purchased 223,015 additional shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 1,819,810 shares of Common Stock of the Issuer, or approximately 6.5% of the Issuer’s outstanding Common Stock.

2

(c)                                  The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE B attached hereto.  Unless otherwise indicated on SCHEDULE B, all transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Materials to be Filed as Exhibits.

Exhibit A                                                                       Joint Filing Agreement, dated May 7, 2007, by and among each of the Reporting Persons.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 7, 2007	SCSF Equities, LLC

By : /s/ Justin Ishbia, by power of attorney filed July 17, 2006
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By : /s/ Justin Ishbia, by power of attorney filed July 17, 2006
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

By : /s/ Justin Ishbia, by power of attorney filed July 17, 2006
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By :	/s/ Justin Ishbia, by power of attorney
filed July 17, 2006
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By :	/s/ Justin Ishbia, by power of attorney
filed July 17, 2006
		Name:	Marc J. Leder
		Its:	Co-CEO

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:	Marc J. Leder

/s/ Justin Ishbia, by power of attorney filed July 17, 2006
Name:	Rodger R. Krouse

SCHEDULE A

SCSF EQUITIES, LLC

Set forth below is the name and business address of each manager of SCSF Equities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES OFFSHORE FUND, LTD.

Set forth below is the name and business address of each manager of Sun Offshore Fund.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Director	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Director	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

SUN CAPITAL SECURITIES, LLC

Set forth below is the name and business address of each manager of Sun Capital Securities.  Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486

Annex I

Background Information Regarding Affiliates of the Reporting Persons Having
No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network.  Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry.  Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 145 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen.

SCHEDULE B

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Date of Transaction	Shares Purchased	Average Purchase Price per Share
2/23/2007	500	$23.69
2/27/2007	27,500	$24.00
2/28/2007	60,000	$23.73
3/1/2007	3,400	$23.65
3/2/2007	20,000	$24.00
3/5/2007	50,000	$23.97
3/6/2007	25,000	$24.00
3/12/2007	43,900	$23.45
3/13/2007	50,000	$23.41
3/14/2007	31,806	$23.05
3/15/2007	20,000	$23.23
4//24/2007	28,500	$24.99
4/25/2007	200,000	$24.98
4/26/2007	69,800	$24.98
4/27/2007	42,400	$25.09
4/30/2007	50,000	$25.09
5/1/2007	30,000	$25.14
5/2/2007	15,000	$25.45
5/3/2007	11,415	$25.28
5/4/2007	3,300	$25.23
5/7/2007	1,100	$25.49

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated:	May 7, 2007	SCSF Equities, LLC

By :  /s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By :  /s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities Fund, LP

By:     Sun Capital Securities Advisors, LP

Its:     General Partner

By:     Sun Capital Securities, LLC

Its:     General Partner

By :  /s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities Advisors, LP

By:          Sun Capital Securities, LLC

Its:          General Partner

By :  /s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

Its:                Co-CEO

Sun Capital Securities, LLC

By :  /s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

Its:                Co-CEO

/s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Marc J. Leder

/s/ Justin Ishbia, by power of attorney

filed July 17, 2006

Name:          Rodger R. Krouse